SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                   Form 12b-25

                           Notification of Late Filing
                                  [X] Form 10-K

                       For the Year Ended January 29, 2000

                         Commission file number: 0-28410

Part I.  --  Registrant Information

                                Loehmann's, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                            22-2341356
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)

          2500 Halsey Street
           Bronx, New York                                        10461
(Address of principal executive offices)                        (Zip Code)

Registrant's telephone number, including area code: (718) 409-2000

Part II--Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [X]

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable. [ ]

Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     On May 18, 1999, Loehmann's, Inc. (the "Company") filed a petition for relief under chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware, Wilmington, Delaware (the "Bankruptcy Court"). Since that time the Company has continued to manage and operate its assets and business pending the confirmation of a reorganization plan and subject to the supervision of the Bankruptcy Court. On March 17, 2000, the Company filed a Disclosure Statement and a Plan of Reorganization with the Bankruptcy Court (the "Plan of Reorganization"). During the last two months, the Company has also been required to devote significant time and resources to the preparation, confirmation and implementation of the Plan of Reorganization. Consequently, as a result of these time pressures, the Company has not been able to complete and file its Form 10-K by the date required without unreasonable effort or expense.

Part IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                                 Richard Morretta (718) 518-2797

         (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  The Net loss for the fiscal year ended January 29, 2000 will be $33.5 million compared to a net loss of $5.1 million for the fiscal year ended January 30, 1999. The increase in the net loss is due to reorganization costs of $19.9 million and a charge of $6.1 million for inventory liquidation at stores closed as part of the Company's restructuring. The reorganization costs include charges for asset write-offs at the closed stores, lease rejection claims and professional fees.

                                Loehmann's, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on April 28, 2000

                                             LOEHMANN'S, INC.


                                             By: /s/ Robert Glass
                                                 ----------------
                                                 Robert Glass
                                                 President, Chief Operating
                                                 Officer, Secretary and Director